SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                         (Amendment No.  )*


                       PRIORITY HEALTHCARE CORPORATION
                          (Name of Issuer)

               CLASS B COMMON STOCK, $.01 PAR VALUE
                   (Title of Class of Securities)

                           74264T 10 2
                           (CUSIP Number)

                         William E. Bindley
                          8909 Purdue Road
                           INDIANAPOLIS, IN 46268
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                               DECEMBER 31, 1998
       (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

     Note: Schedules filed in  paper  format  shall include a signed original
     and five copies of the schedule, including  all  exhibits.   See Section
     240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  (Continued on following page(s))

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  74264T 10 2

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person

     William E. Bindley, I.R.S. Id. No. ###-##-####

2.   Check the appropriate box if a member of a group

     Not applicable

3.   SEC Use Only


4.   Source of Funds

     For the shares of Class B Common Stock held by Mr. Bindley, PF
     The shares of Class A Common Stock were not acquired by purchase but rather were obtained in a spin-off distribution of shares of Class A Common Stock held by Bindley Western Industries, Inc. to its shareholders

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     Not applicable

6.   Citizenship or Place of Organization

     United States of America

7.   Sole Voting Power

     1,985,795 shares{(1)}

8.   Shared Voting Power

     28,925 shares{(2)}

9.   Sole Dispositive Power

     1,985,795 shares{(1)}

10.  Shared Dispositive Power

     28,925 shares{(2)}

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,014,720 shares{(3)}

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [X]{(4)}

13.  Percent of Class Represented by Amount in Row (11)

     46.7%{(5)}

14.  Type of Reporting Person

     IN
__________________
(1) Includes 1,980,795 shares of Priority Healthcare Corporation ("PHC") Class A Common Stock and 5,000 shares of PHC Class B Common Stock. Both PHC Class A and Class B Common Stock entitle holders thereof to the same rights and privileges, except holders of PHC Class A Common Stock are entitled to three votes per share and holders of PHC Class B Common Stock are entitled to one vote per share. The holders of PHC Class A Common Stock and PHC Class B Common Stock generally vote together as a single class on all matters submitted to a vote of holders of PHC Common Stock. Any holder of shares of PHC Class A Common Stock may request to convert any or all of its shares of PHC Class A Common Stock into shares of PHC Class B Common Stock at any time on a one-for-one basis. PHC Class A Common Stock will automatically convert into PHC Class B Common Stock on a one-for-one basis upon certain transfers.
(2) Consists of 28,925 shares of PHC Class A Common Stock. See footnote (1) above for a description of the terms of PHC Class A Common Stock.
(3) Includes 2,009,720 shares of PHC Class A Common Stock and 5,000 shares of PHC Class B Common Stock. See footnote (1) above for a description of the terms of the PHC Class A and Class B Common Stock.
(4)   Mr. Bindley disclaims ownership of 2,000 shares held by his spouse.
(5) This percentage is calculated assuming only Mr. Bindley's shares of PHC Class A Common Stock were converted into PHC Class B Common Stock. If all outstanding shares of PHC Class A Common Stock were converted into PHC Class B Common Stock, the percentage would be 16.1%.

ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Schedule 13D relates is the Class B Common Stock, $.01 par value, of Priority Healthcare Corporation, an Indiana corporation ("PHC"), whose principal executive offices are located at 285 West Central Parkway, Suite 1704, Altamonte Springs, Florida 32714. This Schedule 13D also reports Mr. Bindley's ownership of PHC Class A Common Stock, $.01 par value. Both PHC Class A and Class B Common Stock entitle holders thereof to the same rights and privileges, except holders of PHC Class A Common Stock are entitled to three votes per share and holders of PHC Class B Common Stock are entitled to one vote per share. The holders of PHC Class A Common Stock and PHC Class B Common Stock generally vote together as a single class on all matters submitted to a vote of holders of PHC Common Stock. Any holder of shares of PHC Class A Common Stock may request to convert any or all of its shares of PHC Class A Common Stock into shares of PHC Class B Common Stock at any time on a one-for-one basis. PHC Class A Common Stock will automatically convert into PHC Class B Common Stock on a one-for-one basis upon certain transfers.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  Name: William E. Bindley

          (b)   Business  Address: 8909 Purdue  Road,  Indianapolis,  Indiana
46268

          (c) Present Principal Occupation: Chairman of the Board, President and Chief Executive Officer of Bindley Western Industries, Inc., a distributor of pharmaceuticals and related products, 8909 Purdue Road, Indianapolis, Indiana 46268

          (d)  Criminal Proceedings: Not applicable

          (e)  Securities Law Proceedings: Not applicable

          (f)  Citizenship: United States of America

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Bindley used personal funds to purchase all 5,000 shares of the PHC Class B Common Stock which he owns for an aggregate purchase price of $72,500. The shares of PHC Class A Common Stock which Mr. Bindley owns were not acquired by purchase, but rather were obtained in a spin-off distribution of shares of Class A Common Stock held by Bindley Western Industries, Inc. to its shareholders.

ITEM 4.   PURPOSE OF TRANSACTION.

     As a shareholder of PHC, Mr. Bindley does not have any plan or proposal which relates to or would result in: the acquisition by any person of additional securities of PHC, or the disposition of securities of PHC, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PHC or any of its subsidiaries, a sale or transfer of a material amount of assets of PHC or any of its subsidiaries, any change in the present board of directors or management of PHC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, any material change in the present capitalization or dividend policy of PHC, any other material change in PHC's business or corporate structure, changes in PHC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of PHC by any person, causing a class of securities of PHC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities of PHC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or any action similar to any of those enumerated above.

     Notwithstanding the foregoing, Mr. Bindley will continue in his position as a Director of PHC and as PHC's Chairman of the Board. In such capacities, Mr. Bindley will approve such matters and take such actions as he deems to be in the best interests of PHC, which matters and actions could potentially involve the items set forth in the preceding paragraph.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Number and percentage beneficially owned: 2,014,720 shares {(1)}; 46.7%{(2)}

          (b)  Number of shares to which such person has:

               (i)  sole power to vote or to direct the vote:

                    1,985,795 {(3)}

               (ii) shared power to vote or to direct the vote:

                    28,925 {(4)(5)}

               (iii)sole power to dispose or to direct the disposition of:

                    1,985,795 {(3)}

               (iv) shared power to dispose or to direct the disposition of:

                    28,925 {(4)(5)}

          (c)  Certain Other Transactions: Not applicable

          (d)  Interest of Certain Other Persons: Not applicable

          (e)  Ownership of Five Percent or Less of a Class: Not applicable


__________________

(1) Includes 2,009,720 shares of Priority Healthcare Corporation ("PHC") Class A Common Stock and 5,000 shares of PHC Class B Common Stock. Both PHC Class A and Class B Common Stock entitle holders thereof to the same rights and privileges, except holders of PHC Class A Common Stock are entitled to three votes per share and holders of PHC Class B Common Stock are entitled to one vote per share. The holders of PHC Class A Common Stock and PHC Class B Common Stock generally vote together as a single class on all matters submitted to a vote of holders of PHC Common Stock. Any holder of shares of PHC Class A Common Stock may request to convert any or all of its shares of PHC Class A Common Stock into shares of PHC Class B Common Stock at any time on a one-for-one basis. PHC Class A Common Stock will automatically convert into PHC Class B Common Stock on a one-for-one basis upon certain transfers.
(2) This percentage is calculated assuming only Mr. Bindley's shares of PHC Class A Common Stock were converted into PHC Class B Common Stock. If all outstanding shares of PHC Class A Common Stock were converted into PHC Class B Common Stock, the percentage would be 16.1%.
(3) Includes 1,980,795 shares of PHC Class A Common Stock and 5,000 shares of PHC Class B Common Stock. See footnote (1) above for a description of the terms of the PHC Class A and Class B Common Stock.
(4) Consists of 28,925 shares of PHC Class A Common Stock. See footnote (1) above for a description of the terms of PHC Class A Common Stock.
(5) These shares are held by the Bindley Family Foundation, Inc. (the "BFF") and the J.T. Foundation, Inc. (the "JTF"). In the case of BFF, Mr. Bindley shares voting and dispositive power with 3 other directors, whose names and principal occupations are: Blair Scott Bindley (writer), Sally A. Bindley (Director-Corporate Communications and Community Affairs for Bindley Western Industries, Inc.) and William F. Bindley, II (President of Heartland Films, Inc.). In the case of JTF, Mr. Bindley shares voting and dispositive power with two other directors, whose names and principal occupations are: Mary Ann Bindley (not applicable) and William F. Trainor (Investment Banker for McDonald & Co.). All of the other directors of BFF and JTF are citizens of the United States of America and none has been subject to applicable securities law or criminal proceedings.


_________________

ITEM 6.   CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS   OR  RELATIONSHIPS  WITH
          RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable

                              SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 4, 1999           /S/ WILLIAM E. BINDLEY
                               William E. Bindley